[Cooley Letterhead]

September 14, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Matthew Crispino

Re:	Zynga Inc.
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed on July 30, 2012
File No. 001-35375

Ladies and Gentlemen:

On behalf of Zynga Inc. (“Zynga” or the “Company”), we are submitting this letter and the following information in response to a letter, dated August 27, 2012, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-Q for the quarterly period ended June 30, 2012, filed on July 30, 2012 (the “Second Quarter Form 10-Q”). For the Staff’s convenience, we have incorporated and italicized the Staff’s comment into this response letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Metrics, page 19

1.	We note that while you disclose the metric “monthly unique payers,” you do not appear to disclose unique payer bookings or unique payer bookings per unique payer, which were metrics disclosed in prior filings, including your Form 10-K filed on February 28, 2012. Please supplementally disclose to us these metrics for the quarterly periods ended March 31 and June 30, 2012 and any trends in such metrics. Also, tell us why you do not disclose these metrics in your quarterly reports.

Response. In response to the Staff’s comment, the Company is supplementally providing to the Staff the following disclosure of the Company’s average monthly unique payer bookings, average monthly unique payers (“MUPs”), as previously reported, and unique payer bookings per unique payer for the quarterly periods ended March 31 and June 30, 2012, as well as additional disclosure relating to the quarterly trends in these metrics.

U.S. Securities and Exchange Commission

September 14, 2012

	For the Three Months Ended:
	March 31, 2012	June 30, 2012
	(in millions, except per MUP data)
Average Monthly Unique Payer Bookings(1)	$96.3	$86.3
Average MUPs, as reported	3.5	4.1
Monthly Unique Payer Bookings per MUP(2)	$27	$21

(1)	Average monthly unique payer bookings is equal to unique payer bookings for the applicable quarter divided by three. Unique payer bookings represents the amount of bookings recorded during the applicable quarter for payment methods for which the Company can quantify the number of unique payers and excludes bookings generated from certain mobile payers in the first quarter of 2012 due to the Company’s acquisition of OMGPOP, Inc., a provider of social games for mobile phones, tablets, PCs and social network sites, late in the quarter, as well as bookings for some smaller mobile titles for which the Company cannot quantify the number of unique payers. Also excluded are bookings from advertising, and certain smaller web-based payment methods.
(2)	Monthly unique payer bookings per MUP is calculated by dividing average monthly unique payer bookings by average MUPs.

Average monthly unique payer bookings decreased during the three months ended June 30, 2012 compared to the three months ended March 31, 2012, which was consistent with the decrease in total reported bookings during this period. Additionally, monthly unique payer bookings per MUP declined primarily due to the decrease in bookings and an increase in the number of average MUPs as a result of an increase in payers on mobile platforms who typically pay less per payer to the Company than payers on the web.

The Company respectfully advises the Staff that it has put considerable thought into the operating metrics that it has disclosed in its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q in order to provide investors with insight into the Company’s business and to allow investors to understand the same metrics management reviews and evaluates internally. With respect to payer metrics, the Company previously disclosed unique payer bookings, quarterly unique payers (“QUPs”) and unique payer bookings per quarterly unique payer in its Registration Statement on Form S-1 filed in connection with its initial public offering (the “IPO”) in December 2011 (the “Form S-1”). Following the IPO, additional payer data primarily associated with certain mobile payers became available to the Company, which it used to calculate its MUP data. In its Form 10-K for the year ended December 31, 2011, the Company began disclosing MUPs (based on this additional information), in addition to those metrics previously disclosed in its Form S-1, in order to provide supplemental overlapping disclosure during the period of transition and to ensure that all metrics previously disclosed were included for the full year 2011. In its Form 10-Q for the three months ended March 31, 2012, the Company did not include disclosure of unique payer bookings, QUPs or quarterly unique payer bookings per payer, but continued to disclose MUPs which it determined is a meaningful payer metric for investors that also allows for comparison with its existing metrics. The disclosure of MUPs (rather than QUPs) also allows investors to derive a useful payer versus player concentration percentage by dividing MUPs for a specific period by the Company’s disclosed Average Monthly Unique Users (“MUUs”) for that period, which the Company believes is the

U.S. Securities and Exchange Commission

September 14, 2012

best way for investors to view payer concentration. In addition, with a number of other key operating metrics already disclosed in its filings, the Company did not want to disclose other less important metrics that could detract from the key metrics that management evaluates internally.

The Company also respectfully advises the Staff that since the Company is now able to obtain data for a significantly higher percentage of its payers (particularly on mobile devices), the Company does not believe that disclosing a subset of its total bookings is meaningful to investors. In addition, although the Company did not present a bookings per payer statistic in its Form 10-Qs, this metric could be roughly calculated by investors by dividing a third of total reported bookings for an applicable quarter by reported MUPs for that quarter. In addition, the Company’s total bookings includes bookings from advertising, which reflects the monetization of all of the Company’s players rather than just payers, and the Company does not believe reporting a unique booking per payer metric, which is not a metric that is utilized by management to view the business, would be as informative to investors as the Average Booking Per User (“ABPU”) metric that the Company discloses in its periodic reports. In addition, since MUPs are presented as an average of the three months in the applicable quarter and because unique payer bookings represent a measurement of bookings from certain payment methods during a given quarter (which then must be divided by three) rather than in a given month (and the Company does not disclose monthly bookings amounts), these metrics do not naturally correlate to provide as meaningful a metric.

Furthermore, the key trends and changes in the business that impact any calculated bookings per payer statistic (such as the metrics provided in the table above) are the same as those trends and changes in the business that are already disclosed in the Company’s periodic filings. For example, page 21 of the Second Quarter Form 10-Q states:

“ABPU decreased from $0.055 in the first quarter of 2012 to $0.046 in the second quarter of 2012, which was partially due to a shift in our user base to mobile games including Draw Something, a mobile game that increased our overall player base, but did not monetize as well as some of our core web games.”

Finally, the Company respectfully advises the Staff that, for internal management purposes, the Company primarily focuses on total daily active users, monthly average users, MUUs, ABPU, bookings and, to a lesser degree, MUPs. The Company’s management focuses most significantly on growing total active users and bookings, driven by the overall creation of content and virtual goods that enhance the game-play experience and also driven by advertising, and does not target a specific number or percentage of paying players or bookings per paying player. Accordingly, the Company respectfully advises the Staff that the Company does not believe an amendment to the Second Quarter Form 10-Q or that additional disclosure in upcoming periodic filings is necessary or appropriate.

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U.S. Securities and Exchange Commission

September 14, 2012

In connection with the Company’s response to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (415) 693-2177 if you have any questions or would like any additional information.

Sincerely,

/s/ David G. Peinsipp

cc:	David Wehner, Zynga Inc.

Mark Vranesh, Zynga Inc.

David Miller, Zynga Inc.

Reginald Davis, Zynga Inc.

Devang Shah, Zynga Inc.

Eric Jensen, Cooley LLP